Exhibit 12.1

ANIXTER INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions)

	Fiscal Years Ended					39 Weeks Ended
	Dec. 31,	Dec. 29,	Dec. 28,	Jan. 3,	Jan. 2,	Oct. 3,	Oct. 1,
Earnings	1999	2000	2001	2003	2004	2003	2004

Income from continuing operations	$69.7	$78.7	$30.3	$43.1	$41.9	$28.8	$52.1
Share of distributed income of less-than 50% owned affiliates	—	—	—	—	—	—	—
Undistributed income of equity investee	—	(2.5)	(17.1)	(9.3)	(18.9)	(14.6)	(12.3)
Income tax provision	8.5	55.9	22.4	28.7	31.0	21.6	30.6

Subtotal	78.2	132.1	35.6	62.5	54.0	35.8	70.4
Fixed charges
Interest charges	34.9	43.3	30.1	15.6	12.8	9.9	9.3
Interest portion of operating rents	19.4	17.4	19.3	16.8	12.5	9.4	10.2

Total fixed charges	54.3	60.7	49.4	32.4	25.3	19.3	19.5

Earnings, as adjusted	$132.5	$192.8	$85.0	$94.9	$79.3	$55.1	$89.9

Ratio of earnings to fixed charges	2.44	3.18	1.72	2.93	3.13	2.85	4.61